EXHIBIT 99.4

350, 850 Dunsmuir Street
Vancouver, BC V6C 1N5
Telephone: 604 688 7377
www.lincolngold.com

April 15, 2008	OTCBB: LGCP F

LINCOLN GOLD DOUBLES LAND POSITION
PINE GROVE GOLD PROPERTY, NEVADA

LINCOLN GOLD CORP. (OTCBB:LGCP F) is pleased to announce that it has staked an additional 99 lode claims which has doubled the Company’s land position in the Pine Grove mining district, approximately 20 miles south of Yerington, Lyon County, Nevada. Lincoln now owns 192 lode claims and has leases or purchase options on ten additional lode, placer and millsite claims and two patented claims. The Company’s property position now covers over 6 square miles.

High-grade gold was discovered in 1866 and was mined by underground methods from the Wheeler and Wilson mines until 1872 with intermittent production until 1915. The mines produced approximately 240,000 ounces from quartz veins and stockworks in sheared and altered granitic rocks to depths of 140 feet. From 1989 to 1991, Teck Resources Inc. drilled the mineralized zones for open-pit potential using reverse circulation methods. At present, there are at least 192 surface drill holes in the property to include 29 district exploration holes, 99 holes in the Wheeler deposit, 62 holes in the Wilson deposit, and 4 metallurgical core holes recently completed by Lincoln Gold. There are an additional 17 underground drill holes.

Gold resources (NI 43-101 compliant) in the Wheeler and Wilson deposits are estimated by MineFill Services Inc. at 6.06 million tons grading 0.053 opt gold at a cutoff grade of 0.010 opt gold (assays capped at 0.500 opt gold) containing approximately 320,000 ozs gold. Additional drilling is planned to reaffirm these resources and to offset past exploration holes on adjacent claims including the ones under option from W. Cavanaugh that contain significant gold intercepts. The Company has contracted Snowden Mining Group in Vancouver to assist with the data base and future resource estimations.

Mr. Jeffrey Wilson, the Company’s Vice-President and Chief Operating Officer and a Qualified Person under National Instrument 43-101, supervised the preparation of this news release.

Lincoln Gold plans to explore the district for additional gold resources. Several Teck exploration holes contain significant gold intercepts which warrant step-out drilling. Surface gold anomalies are present and also warrant exploration drilling. Portions of the Wheeler and Wilson deposits remain open and require drilling. Lincoln believes that the district has excellent exploration potential.

Lincoln Gold Corporation is a Canadian-based gold exploration company located with several projects in various stages of exploration which includes the Pine Grove, Hannah, and JDS properties in Nevada and the La Bufa property in Chihuahua, Mexico.

LINCOLN GOLD CORPORATION

“Jeffrey L. Wilson”

Vice President and COO

For more information contact:
Investor Relations: 604-688-7377
www.lincolngold.com

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.